07021439

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

21 February, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases and Announcements published by the Company between 13 and 20 February, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 67 600 new Konecranes shares have been subscribed with B series option rights under KCI Konecranes' 2003 stock option plan.

Following these subscriptions KCI Konecranes Plc's share capital will increase by EUR 33 800 totalling EUR 30 072 660. The number of shares will increase to 60 145 320 shares.

The new shares will be recorded in the Trade Register on or about 20 February, 2007. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 21 February, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES NOMINATION AND COMPENSATION COMMITTEE'S PROPOSAL FOR COMPOSITION OF THE BOARD OF DIRECTORS

Konecranes' Nomination and Compensation Committee proposes to the Annual General Meeting of Shareholders on 8 March, 2007 the re-election of the seven current Board members Mr Stig Gustavson, Mr. Björn Savén, Mr. Stig Stendahl, Mr. Matti Kavetvuo, Mr. Timo Poranen, Mr. Svante Adde and Ms. Malin Persson for a term of one year.

The Committee also proposes Mr Kim Gran, President and CEO, Nokian Tyres Plc to be elected as new member of the Konecranes Board of Directors for the next one-year term.

All candidates have given their consent to the election.

Mr Gran (52), B.Sc. (Econ) has been the President and CEO of Nokian Tyres plc since year 2000. Prior to this he held the position of Vice President of Nokian Tyres, Car and Van tyres. Mr Gran is also on the board of several large Finnish companies, including the pension insurance company Ilmarinen (supervisory board), M-Real Corporation (Chairman of the Audit Committee), Kuusankoski Group, Nokian Tyres Plc and Finnish Rubber Industry Association (Chairman).

With the exception of Stig Gustavson, the candidates are deemed to be independent of the company. Stig Gustavson held the position of President and CEO of Konecranes until June 17, 2005. All candidates are independent of all significant shareholders of the company.

Information regarding the proposed elected Board members can be found on Konecranes' website, www.konecranes.com.

Compensation of the Board of Directors

The Nomination and Compensation Committee proposes the following annual compensation to the Board members: Chairman of the Board EUR 78,000, Vice Chairman of the Board EUR 48,000, and other Board members EUR 30,000. In addition, compensation of EUR 1,200 per meeting is proposed for attendance at Board committee meetings.

The Committee proposes that the annual compensation can be paid either in cash or in KCI Konecranes Plc shares acquired from the market.

Following prior praxis, the Committee further proposes that the travel expenses of Board members are compensated for against receipt.

Konecranes is a world-leading group of Lifting Businesses TM, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES IN YEAR 2006

- Orders received: 1,472.8 MEUR (+38.8 %), Q4 orders: 367,5 MEUR (+28.2%),
- Sales increased 52.7 % to 1,482.5 MEUR, Q4 sales: 460,1 MEUR (+55.5%)
- 2006 operating profit (EBIT) more than doubled to 105.5 (49.3) MEUR, EBIT margin: 7.1 (5.1) %
- Cash flow from operations: 81.4 (48.4) MEUR
- Diluted earnings per share: 1.15 (0.42) EUR
- Dividend proposal: 0.45 (0.275) EUR per share
- 2007 sales growth target of 15 %
- New long-term Group EBIT margin target 10 %

MEUR	2006	%	2005	%	Chg %	10-12/ 06	%	10-12/ 05	%	Chg %
SALES										
Service	512.6		406.5		26.1	157.3		120.2		30.8
Standard Lifting	577.8		318.0		81.7	165.5		94.6		74.9
Heavy Lifting	490.8		331.1		48.3	162.7		111.8		45.6
Internal Sales	-98.8		-84.8		16.5	-25.3		-30.8		-17.6
Sales total	1482.5		970.8		52.7	460.1		295.8		55.5
Operating income	105.5	7.1	49.3	5.1	113.8	39.3	8.5	22.9	7.7	71.8
Share of result of assoc. companies and joint ventures	0.7		0.5			0.3		0.3		
Interest net	-9.5		-6.8			-2.1		-2.0		
Other financial income and expenses	-1.6		-9.0			-0.9		0.6		
Profit before taxes	95.1	6.4	34.1	3.5	179.1	36.2	8.0	21.8	7.4	68.0
Taxes	-26.5		-10.0			-9.0		-6.2		
Net profit	68.6	4.6	24.1	2.5	184.5	27.6	6.0	15.6	5.3	76.8
Earnings per share, basic (EUR)	1.17		0.43		175.3	0.48		0.28		71.7
Earnings per share, diluted										

(EUR)	1.15	0.42	174.5	0.46	0.27	71.2

Cash flow from operat. per share (EUR)	1.39	0.86	61.6	0.38	0.59	
Dividend per share (EUR)	0.45*	0.28	63.6			
ORDERS RECEIVED						
Service	433.8	364.5	19.0	119.1	92.3	29.0
Standard Lifting	612.6	322.1	90.2	142.8	81.7	74.8
Heavy Lifting	519.2	463.3	12.0	128.8	138.6	-7.1
Internal Orders	-92.9	-88.7	4.7	-23.1	-26.0	-11.1
Orders received total	1472.8	1061.2	38.8	367.5	286.6	28.2
Order book at end of period	571.6	432.1	32.3			

* Board's proposal

Future prospects

Konecranes strong order book and the recent acquisitions form a strong base for year 2007. Demand is expected to remain at a good level, and organic growth to continue, however, at a more moderate rate than in the previous two years. The company's target is to achieve net sales growth of approximately 15 percent compared to 2006, and to continue improving the operating margin.

President and CEO Pekka Lundmark's comments to year 2006 performance

"Year 2006 was very promising for Konecranes. We enjoyed a unique combination of three dynamic factors - extremely strong growth, improving operating margins and high capital returns. I am truly proud of the some 7,500-employee team that has made this happen. Year 2006 has put us in a great position for the future.

We have positioned ourselves as a growth company, targeting both organic growth and value- creating acquisitions. In 2006, we consolidated the two single biggest acquisitions in our history. The growth of both Stahl CraneSystems and Morris Material Handling Inc, or P&H as the brand name is known, accelerated after the acquisitions, and our expectations regarding the synergy benefits were met.

Growth was further boosted by the organic growth of 27 percent, making total growth in 2006 as high as 53 percent, clearly exceeding the 20 percent growth target set at the beginning of the year. In the last two years, we have thereby

more than doubled our size. Strong demand in most of our key markets boosted our sales growth, which clearly exceeded market growth. Our growth was also well balanced: all Business Areas and geographical regions delivered healthy growth numbers. Thanks to this growth, we were able to create 590 new jobs during the year, in addition to the personnel increase that came through the acquisitions.

Higher volumes gave clear economies of scale, but they were not the sole reason for better margins. Our supply chain efficiency programs improved our productivity by 7 percent. The combination of higher volumes and productivity increased the operating margin to 7.1 percent from 5.1 percent in 2005. All Business Areas' operating margins improved significantly, and Service exceeded the target of 8 percent. Standard Lifting improved from 9.1 percent to 10.6 percent and Heavy Lifting recovered from the disappointing 4.6 percent margin in 2005 to a more reasonable level of 6.8 percent.

We have paid a lot of attention to working capital management and were able to significantly improve the working capital rotation, which, together with higher operating profitability, resulted in a 29.5 percent return on capital employed and 36.5 percent return on equity. These figures demonstrate our fast progress: the corresponding returns were 17.2 percent and 16.6 percent in 2005.

In 2006, we also renewed our brand strategy and identity, and adopted a new global brand promise - Lifting Businesses TM - to better reflect our value proposition to customers. In addition to delivering state-of-the art lifting solutions, we have a company-wide commitment to deliver service that helps increase our customers' productivity and profitability, thus showing that we're not just about lifting things, but entire businesses. We dropped 'KCI' in our new logo to focus on the core brand equity, which lies in the Konecranes name.

We are in a promising position for the future. Our most important strategic goal is to provide the best customer service in the industry. This strategy is supported by substantial R&D investment to secure our product and technology leadership also in the future. The recent addition of straddle carriers demonstrates the broadening of our product offering. Furthermore, we will continue to restructure our supply chain with a goal to continuously push down unit costs. High quality standards are of key importance in our supply chain. This is especially important in cases where manufacturing or sourcing is moving to lower cost countries. And finally, since our market is still highly fragmented, our strategy is also to continue to pursue acquisition opportunities to complement organic growth.

It would not be realistic to expect that the very fast organic growth rates we have seen during the past two years will continue at the same pace. However, we do expect organic growth to continue in the coming years. At the same time, we are confident that the 7.1 percent operating margin achieved in 2006 can be further improved. This is why we have set new operating margin targets for each Business Area: 12 percent in Service, 12 percent in Standard Lifting, and 10 percent in Heavy Lifting. Achieving these targets would result in a Group margin of approximately 10 percent."

Board of Directors' Report

Year 2006 was a year of exceptional strong growth and improving profitability for all Konecranes' three Business Areas. All geographical regions posted strong growth.

The acquisitions of Stahl CraneSystems at the end of 2005 and of MMH Holding Inc. in May, 2006 are the two largest acquisitions in Konecranes' history, and

they contributed considerably to Konecranes' growth in net sales, orders and profits. Therefore this report includes both the total and the organic sales and order growth figures in order to give a clearer picture of the development in 2006.

Market Review

Market demand for Konecranes' products and services developed favorably as a result of increased industrial output, relocation of industrial production, increased port investments and customers' continued outsourcing of crane maintenance. Demand improved in almost all customer industries, with harbors, primary metals, power and petrochemicals showing particularly strong growth. Of Konecranes' main customer segments, only the pulp and paper and the automotive industries posted weak investment demand.

All geographical regions contributed to increased demand for both standard and heavy lifting equipment. Demand continued to improve in emerging markets, including China and Russia, but demand growth was strongest in the U.S.A and Germany. Service demand increased in all main areas both by geographical region and customer segment.

Due to higher input prices, especially steel and other metals, as well as labor costs, the market prices for cranes and crane maintenance rose during the year. The price of products with a high content of steel rose particularly sharply as crane producers passed on the higher cost of steel structures to customers. The tighter labor market resulted not only in increasing costs, but also led to some difficulties in attracting and retaining skilled labor, particularly in markets with a strong representation of petrochemical, primary metal and mining industries.

Based on Konecranes' exceptionally strong organic sales and order growth, the Group was able to continue increasing its global market share in industrial cranes. When including the acquisitions of Stahl CraneSystems and MMH Holding Inc, Konecranes market share rose clearly.

Orders Received, Order Book and Contract Base

Order intake growth continued in 2006 with total orders received amounting to EUR 1,472.8 (1,061) million. Order growth was 38.8 percent, of which 13.8 percentage points was organic. The year-end value of the order backlog was 571.6 (432.1) million, up by 32.3 percent. Order intake and the order backlog grew significantly in all Business Areas. The impact of changes in currencies was negligible in regards to the growth figures for order intake and backlog. The service contract base rose to 263,039 (242,209) cranes and hoists. The service contract retention rate remained at a high level.

Both the strong market and internal factors contributed to order growth. Demand increased in all geographical regions for all Business Areas. Growth was strongest in Germany and the U.S.A., while the emerging markets, particularly China and Russia, continued to grow at a very good pace. Order intake in Service was supported by orders for work on installed P&H cranes in the U.S.A.

Standard Lifting benefited from growth in the general manufacturing customer segment both in emerging markets and developed markets. The incorporation of Stahl CraneSystems strengthened the Standard Lifting operations, which has achieved a clear market-leading position.

Heavy Lifting continued to benefit from strong demand for container-handling equipment, as well as in process cranes for the metals and power customer segments. Heavy Lifting strengthened its geographical presence and received significant orders for delivery of both container-handling equipment and process cranes to India, Bangladesh, Brazil, South Korea, new areas in China, Turkey and several countries in Africa.

2006 Orders Received by Business Areas, MEUR

	2006	2005	Change percent	Organic growth percent
Service	433.8	364.5	+19.0	+2.4
Standard Lifting	612.6	322.1	+90.2	+33.6
Heavy Lifting	519.2	463.3	+12.0	+6.1
Internal	-92.9	-88.7		
Total	1,473	1,061	+38.8	+13.8

In the fourth quarter, order intake totaled EUR 367.5 (286.6) million, representing growth of 28.2 percent. Organic order intake continued strong in Standard Lifting. Service orders, which vary from quarter to quarter due to sporadic large repair and modernization orders, were in organic terms at the same level as in the corresponding period in 2005. Order intake in Heavy Lifting also shows considerably quarterly variations, and fourth quarter orders fell short of the relatively high level achieved in the fourth quarter of 2005. Both Stahl CraneSystems and MMH Holding Inc showed solid order intake in the fourth quarter.

Fourth Quarter Orders Received by Business Areas, MEUR

	10-12/ 2006	10-12/ 2005	Change percent	Organic growth percent
Service	119.1	92.3	+29.0	-0.3
Standard Lifting	142.8	81.7	+74.8	+25.0
Heavy Lifting	128.8	138.6	-7.1	-18.5
Internal	-23.1	-26.0		
Total	367.5	286.6	+28.2	+0.3

Sales

Net sales rose 52.7 percent to EUR 1,482.5 (970.8) million. Organic sales growth totaled 26.7 percent. Higher input prices were successfully compensated by higher sales prices. Higher prices, however, contributed to organic growth by about five percentage points. Currency rate changes had only a minor translational effect on the reported sales figure. All Business Areas achieved exceptionally strong growth, with sales in Standard Lifting growing by nearly 82 percent.

Sales in the acquired companies Stahl CraneSystems and MMH Holding Inc rose clearly and exceeded the levels anticipated and communicated at the time of the acquisitions. The net sales of MMH Holding Inc. amounted to EUR 104 million during the seven-month period it was included in the Group figures. Somewhat over half of MMH Holding's sales are reported in Service and the remainder is fairly equally divided between Standard Lifting and Heavy Lifting. Stahl CraneSystems' sales are reported in Standard Lifting, and these operations achieved approximately the same level of growth as the rest of the Standard Lifting operations.

Service sales continued to increase steadily, but decreased in proportion to total sales due to the exceptionally strong new equipment sales. The tight labor market in some geographical regions resulted in somewhat higher turnover in service personnel and increased difficulty in recruiting skilled labor, which limited the possibilities to grow faster in Service.

Organic growth was strongest in Heavy Lifting as a result of the strong market, a competitive product offering, new key customers and expanding geographical presence.

Sales in Standard Lifting continued to benefit from good demand in the general manufacturing and warehousing customer segments, the expansion of the CXT hoist offering and improved competitiveness. Stahl CraneSystems contributed to the exceptionally strong sales growth in Standard Lifting.

2006 Net Sales by Business Areas, MEUR

	2006	2005	Change percent	Organic growth percent
Service	512.6	406.5	+26.1	+9.7
Standard Lifting	577.8	318.0	+81.7	+28.7
Heavy Lifting	490.8	331.1	+48.3	+42.2
Internal	-98.8	-84.8		
Total	1,482.5	970.8	+52.7	+26.7

In the fourth quarter, net sales rose 55.5 percent to EUR 460.1 (295.8) million organic growth was 26.2 percent. Both Standard and Heavy Lifting succeeded in fulfilling challenging production and delivery volumes despite the ongoing streamlining of the supply chain, and some scarcity of subcontracted components.

In Service, fourth quarter organic sales growth was moderate and lower than historical growth. This was due to the difficulty to take new modernization orders and sign new maintenance contracts during the year as a result of a shortage of skilled service personnel.

Standard Lifting continued to grow exceptionally strongly. Record-high delivery volumes were successfully completed towards the end of the year.

Heavy Lifting also achieved record high delivery volumes and improved profitability despite the challenging situation created by the combination of extremely strong organic growth and ongoing supply chain restructuring.

The operating margin in Heavy Lifting was somewhat burdened by MMH Holding's Heavy Lifting operations and the Business Area Margin is still clearly below the 10 percent long-term target.

Fourth Quarter Net Sales by Business Areas, MEUR

	10-12/ 2006	10-12/ 2005	Change percent	Organic growth percent
Service	157.3	120.2	+30.8	+5.0
Standard Lifting	165.5	94.6	+74.9	+24.7
Heavy Lifting	162.7	111.8	+45.6	+35.9
Internal	-25.3	-30.8		
Total	460.1	295.8	+55.5	+26.2

Profitability

The Group's operating income more than doubled to EUR 105.5 (49.3) million and the operating margin rose to 7.1 (5.1) percent. All Business Areas increased both their operating income and operating margin. Currency rate changes had only a minor translational effect on operating income. The profitability of the acquired companies Stahl CraneSystems and MMH Holding exceeded expectations and contributed positively to EBIT growth. The impact on Group EBIT margin of MMH Holding was neutral, and Stahl CraneSystems had a minor negative impact as expected. The decrease in Group overheads from 2.4 to 2.1 percent of sales supported the Group's margin expansion.

Service exceeded the EBIT margin target of eight percent set for the Business Area. The main contributing factors for the profitability increase were higher productivity, a maintained high maintenance contract retention rate, price increases that compensated for cost increases and a higher proportion of spare parts sales.

Standard Lifting fell 1.4 percentage points short of its margin target of 12 percent. Disregarding the margin-diluting effect of the consolidation of Stahl CraneSystems, Standard Lifting's operating margin would have been approximately at the targeted level. Stahl CraneSystems was, however, able to clearly improve its profitability from the level prior to the acquisition. The main reasons for Standard Lifting's improved margins were higher volumes through broader geographical presence, improved productivity, synergies from the acquired businesses and improved cost-competitiveness. Especially the restructuring program implemented in 2002-2005 contributed to improved productivity and competitiveness.

Heavy Lifting more than doubled its operating profit and clearly increased its operating margin from the low level in 2005. The Business Area started a similar restructuring program in 2004 as Standard Lifting started in 2002. These measures contributed to the increase in profitability despite the fact that the program is still not completed. Implementing the restructuring while growing organically by more than 40 percent created a very challenging environment in terms of fulfilling orders and improving profitability. The operations of MMH Holding allocated to Heavy Lifting also weighted slightly on the operating margin, which is still clearly below the target of ten percent.

Operating income and margin by Business Area

	2006 MEUR	Percent of sales	2005 MEUR	Percent of sales
Service	43.4	8.5	29.4	7.2
Standard Lifting	61.1	10.6	28.8	9.1
Heavy Lifting	33.6	6.8	15.2	4.6
./. Group overheads	-31.6	-2.1	-23.8	-2.5
./. Elimination of internal profit	-0.9	-0.1	-0.3	-0.0
Total	105.5	7.1	49.3	5.1

In Service, the fourth quarter is seasonally usually the strongest. This was also the case in 2006 and fourth quarter operating profit was record high. This seasonality has, however, decreased as the business has become more geographically distributed. The strong growth also led to full capacity utilization throughout the year.

Also Standard and Heavy Lifting continued their operating margin improvement and achieved record-high operating profits.

Fourth Quarter operating income and margin by Business Area

	Q4/2006 MEUR	Percent of sales	Q4/2005 MEUR	Percent of sales
Service	14.9	9.5	10.8	9.0
Standard Lifting	19.0	11.5	9.4	9.9
Heavy Lifting	14.0	8.6	7.9	7.0
./. Group overheads	-9.6	-2.1	-5.8	-2.0
./. Elimination of internal profit	1.0	-0.1	0.6	-0.0
Total	39.3	8.5	22.9	7.7

Group EBITDA was EUR 128.0 (64.9) million or 8.6 (6.7) percent on sales. Depreciations grew by EUR 6.9 million, from EUR 15.6 million to EUR 22.5 million. The increase in depreciations was mainly attributable to acquisitions.

The share of associated companies result amounted to EUR 0.7 (0.5) million.

Group interest costs (the net of interest income and expenses) were EUR 9.5 (6.8) million. The increase in interest costs was mainly due to higher net debt during 2006, which was a result of acquisitions made at the end of 2005 and in 2006.

Financial costs (net of expenses and income) were EUR 11.1 (15.8) million. The corresponding figure for 2005 included a loss arising from a change in fair value of approx. EUR 7.9 million on derivates used for hedging purposes.

Other financing costs relate to currency exchange rate changes and other costs.

Group income after financing items was EUR 95.1 (34.1) million. Income taxes were EUR 26.5 (10.0) million corresponding to an effective tax rate of 27.9 percent (29.3) for the year. The decrease in tax rate is mainly related to structural changes

Group net income was EUR 68.6 (24.1) million. Basic earnings per share totaled EUR 1.17 (0.43) and diluted earnings per share were EUR 1.15 (0.42). Net income in the fourth quarter was EUR 27.6 (15.6) million or EUR 0.46 (0.27) per share.

The Group's return on capital employed was 29.5 (17.2) percent and return on equity was 36.5 (16.6) percent.

Cash flow and balance sheet

Cash flow from operations before financing items and taxes, but after the change in working capital was EUR 114.2 (66.5) million, representing EUR 1.96 (1.18) per share. Higher profits and improved working capital management supported the strong cash flow development. Fourth quarter cash flow before financial items and taxes was strong despite a high level of accounts receivables due to record-high sales in the quarter.

Cash flow from financing items and taxes was EUR -32.8 (-18.1) million. Net cash flow from operating activities was EUR 81.4 (48.4) million, representing EUR 1.39 (0.86) per share.

In total, EUR 64.8 million (46.1) of cash was used to cover capital expenditures including acquisitions. The cash-based capital expenditures in fixed assets were EUR 17.1 (13.5) million.

The parent company paid EUR 15.8 (14.8) million in dividends.

Group interest-bearing debt was EUR 173.3 (178.4) million, and interest-bearing net debt was EUR 128.2 (133.9) million. Gearing was 57.3 (88.1) percent.

The Solidity (equity) ratio was 28.3 (23.7) percent, and the current ratio was 1.4 (1.1).

The Group's has a EUR 200 million committed back-up financing facility to secure running liquidity. At yearend, EUR 100.9 (23.7) million was in use.

Currencies

The currency exchange rate fluctuations had only a marginal translational effect on the Group's orders received, sales and operating income development. The strength of the euro against the USD (and USD-linked currencies) had a negative transactional effect on operating income through export from the euro-area.

The consolidation exchange rates of some important currencies for the Group developed as follows:

The period end rates:

	2006	2005	Change %
USD	1.317	1.1797	-10.43
CAD	1.5281	1.3725	-10.18
GBP	0.6715	0.6853	2.06
CNY	10.2793	9.5204	-7.38
SGD	2.0202	1.9628	-2.84
SEK	9.0404	9.3885	3.85
NOK	8.238	7.985	-3.07
AUD	1.6691	1.6109	-3.49

The period average rates:

	2006	2005	Change %
USD	1.2554	1.2441	-0.90
CAD	1.4234	1.5093	6.03
GBP	0.6817	0.6839	0.32
CNY	10.008	10.197	1.89
SGD	1.9938	2.0699	3.82
SEK	9.2548	9.2817	0.29
NOK	8.0487	8.0124	-0.45
AUD	1.6666	1.6324	-2.05

The Group continued its currency risk management policy of hedging. The aim for the hedging policy is to minimize currency risk relating to non-euro nominated export and import from or to the euro zone. Hedging was mainly carried out through currency forward exchange transactions.

Capital expenditure

The Group's capital expenditures excluding acquisitions were EUR 16.3 (16.0) million. These capital expenditures consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditures in acquisitions were EUR 51.9 (30.3) million.

Research and development

Total direct research and development costs in the Group were EUR 12.5 (8.8) million. The increase in R&D expenditure includes Stahl CranesSystems R&D expenses, as well as product development projects aimed at improving the quality and cost-efficiency of both products and services.

R&D expenditure is not allocated to the Business Areas, but reported in Group overheads, except for Stahl CranesSystems' R&D expenses, which are included in the Standard Lifting Business Area.

Personnel and personnel development

At the end of 2006, the Group employed 7,549 (5,923) persons. The average number of personnel was 6,859 (5,087). The increase in employment relates to mainly to the acquisition on MMH Holding and personnel increases in the Asian operations.

On average, the Group recorded somewhat over three training days per employee, which is a slight increase to previous the year. The main corporate wide-development program is the three-year Konecranes Academy aimed for middle management and experts. Approximately 160 employees entered the program in 2006. The development program for the top management was continued in co-operation with the London Business School.

Personnel by Business Area, end of period

	2006	2005	Change percent
Service	3,923	2,999	+31
Standard Lifting	2,333	1,898	+23
Heavy Lifting	1,131	890	+27
Group Staff	162	136	+19
Total	7,549	5,923	+26

Group costs

Unallocated Group overhead costs were EUR 31.6 (23.8) million. These costs consist mainly of common development costs (personnel, R&D, systems), treasury and legal functions, development of the company structure (M&A), and Group management and administration.

Group structure

On 19 May 2006, HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, acquired 59.2 percent of the shares of MMH Holdings, Inc., the owner of U.S. based Morris Materials Handling, Inc. The holding was further increased on May 26 to 74.5 percent and on June 5 to approximately 90.9 percent. On June 7, HMM Acquisition Corp. had increased its stake to 96.7 percent and completed a short form merger as a result of which Konecranes, Inc. obtained 100 percent of the shares in MMH Holdings, Inc. Morris Material Handling, Inc. has over 120 years of history in crane industry and is a recognized player in the maintenance service and overhead crane industry, especially in the North-American market. The addition of MMH's product ranges especially for the steel and power industries complement Konecranes' offering. The acquisition also brings new opportunities for growth in Service through the large installed base of MMH cranes. Through its subsidiaries MMH also has local operations in Canada, Mexico and Chile. MMH Holdings, Inc was consolidated into the Konecranes Group figures

as of 1 June, 2006. Operationally MMH Holdings, Inc. continued as an independent entity within the Konecranes Group.

Konecranes continued making structural changes during 2006 aimed at increasing sales and profitability by adding flexibility in the supply chain and improving customer service. Konecranes core activities are product development, assembly and maintenance services.

Important appointments

Following the appointment of new Group Executive Board members, the Board has as of 1 October 2006 consisted of the following members:

Pekka Lundmark, President and CEO

Business Area Presidents:
Hannu Rusanen, Service
Pekka Päkkilä, Standard Lifting
Mikko Uhari, Heavy Lifting

Region Presidents:
Pierre Boyer, Europe, Middle East & Africa (EMEA)
Tom Sothard, Americas
Harry Ollila, Northeast Asia (NEA)
Edward Yakos, Southeast Asia-Pacific (SEAP)

Function Directors:
Teuvo Rintamäki, Chief Financial Officer
Sirpa Poitsalo, Director, General Counsel
Arto Juosila, Director, Administration and Business Development
Mikael Wegmüller, Director, Marketing and Communications
Peggy Hansson, Director, Competence Development
Ari Kiviniitty, Chief Technology Officer

Litigations

Konecranes is a party to various litigations and disputes relating to its normal business in different countries. At the moment, Konecranes does not expect any of these ongoing litigations or disputes to have a material effect on the profits or future outlook of the Group.

Risk management

The main purpose of the Konecranes risk management is to guarantee the continuity of the business under all circumstances.

Risk management is part of the control system of the company. CEO and Group management team are responsible for the risk management. The importance of risk management has increased due to the fast growth of the Group as well as due to the need to identify and control the risk of a more complex business environment.

The change in the Group's operational model from traditional manufacturing to increasingly supply chain driven activity, demands additional efforts to secure

the availability of components, materials and services. To guarantee the quality of sourcing demands a lot of continuous quality development work from Konecranes experts. Continuous quality training for suppliers and long term supply agreements guarantee the steady development of our operations.

Special attention has also been paid to the risk control of new geographical areas. Continuous control of specific contract terms for both sales and purchase contracts ease the control of risks.

The Group continuously reviews its insurance policies as part of its overall global risk management. According to the risk management principles all insurable risk related to personnel, property and operation are covered by insurances. In risk management the business units are responsible for financial needs and for identifications of their financial risks. Almost all funding, cash management and foreign exchange with banks and other external counter parties is done centralized by Group Treasury.

Environment

Konecranes recognizes environmental management as an important aspect in its business and strives to conduct operations in an environmental sound manner.

Environmental concerns are taken into account from the product development stage onwards. Good examples of what this means in practice are the inverter drives developed by Konecranes that use up to 40 percent less energy than conventional solutions, and the fine-machined components used in our transmissions that contribute to extended service life and significantly reduced noise levels. We also develop crane structures that use less steel and other raw materials. Lighter and compact designs of cranes contribute to savings in space, heating, and operating costs in buildings and harbor platforms.

The company strives to favor products and materials that impose the lowest possible impact on the environment in procurement choices, and to pay particular attention to keeping energy and material consumption at a low level. Local regulations and recommendations are taken into account in waste management and disposal. The company prioritizes developing the environmental awareness of both own people and partners, with the aim of making an enlightened approach to the environment and environmental protection a natural part of day-to-day operations in all of our activities.

Incentive Programs and Share Capital

At the end of the year 2006, Konecranes had four ongoing stock option plans (1997, 1999, 2001 and 2003). The option plans include approximately 300 key employees. The terms and conditions of the stock option programs are available on our website at www.konecranes.com.

Pursuant to Konecranes' stock option plans 2,133,650 new shares (split-adjusted) were subscribed for and registered in the Finnish Trade Register during year 2006. As a result of the subscriptions, Konecranes' share capital increased to EUR 30,038,860, comprising 60,077,720 shares.

The remaining 1997, 1999B, 2001 and 2003 stock options at the end of the accounting period entitle to subscription of a total of 2,050,800 shares, thereby the share capital can be increased by EUR 1,025,400.

On 15 December, 2006, the Konecranes Board approved a long-term incentive program directed to Pekka Lundmark, the Managing Director of the Company. The program will be implemented by disposing of the Company's own shares held by the Company on the basis of the authorization granted to the Board of Directors by the AGM on 8 March, 2006.

Pursuant to the incentive program a total of 50,000 shares were sold to the Managing Director on 22 December 2006, and 50,000 shares are to be sold in January-February 2007 on terms and conditions defined in the terms of subscription. The shares sold are subject to a five-year transfer restriction. As part of the scheme the Company will pay a separate bonus to the Managing Director to cover the taxes levied as a result of the arrangement.

The purpose of the incentive scheme is to motivate the Managing Director to contribute in the best possible manner to long-term success of the Company and increased shareholder value for all shareholders of the Company.

Own Shares in the Company's Possession

At the end of 2006, Konecranes held 792,600 of the company's own shares. This corresponds to 1.3 percent of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003.

Shares and trading volume

Konecranes' share price increased by 114 percent during 2006 and closed at EUR 22.30. The period high was EUR 22.33 and period low EUR 10.23. The volume-weighted average share price during the period was EUR 15.04. During 2006, the OMX Helsinki Cap Index rose by 24 percent and the OMX Helsinki Industrials Index by 43 percent.

At the end of 2006, Konecranes' total market capitalization was EUR 1,340 million including own shares in the company's possession, making it the 29th largest company on the Helsinki Stock Exchange.

The trading volume totaled 114 million shares (split-adjusted), representing a turnover velocity of 192 percent. Total trading amounted to EUR 1,715 million, which was the 21st highest on the Helsinki Exchange. The daily average trading volume was 365,872 shares, representing a daily average turnover of EUR 6.8 million.

Flagging notifications

Date	Shareholder	Number of Shares owned*	% of shares and votes**	Prior flagging, % of shares and votes
13 Oct. 2006	JPMorgan Chase & Co and its subsidiaries	2 951 289	4.94	
10 Oct. 2006	JPMorgan Chase & Co and its subsidiaries	3 001 262	5.02	
14 Sept. 2006	Fidelity International Limited and its direct and indirect subsidiaries	5 982 158	10.02	

13 Sept. 2006	Fidelity Management Research and its direct and indirect subsidiaries	2 966 900	4.97	
11 Aug. 2006	Franklin Resources Inc, funds and accounts of affiliated investment advisors	2 774 610	4.99	9.74
4 Aug. 2006	Fidelity Management Research and its direct and indirect subsidiaries	2 955 850	5.03	
5 Apr. 2006	The Capital Group Companies, Inc.	2 895 560	4.90	6.91
29 Mar. 2006	Fidelity International Limited and its direct and indirect subsidiaries	2 955 900	5.00	
2 Mar. 2006	Fidelity International Limited and its direct and indirect subsidiaries	3 021 200	5.16	
27 Feb. 2006	Deutsche Bank AG, and its subsidiary companies	3 250 192	5.57	
23 Feb. 2006	Centaurus Capital Limited and its direct and indirect subsidiaries	1 353 600	2.32	5.00
13 Feb. 2006	Orkla ASA	2 730 880	4.71	5.08

*Split-adjusted
**Percentage of shares at time of notification

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.45 per share will be paid for the fiscal year 2006. The dividend will be paid to shareholders, who are entered in the company's share register maintained by the Finnish Central Securities Depository Ltd. on the record date for payments of dividends on March 13, 2007. The actual payment of dividend will take place on March 21, 2007.

New EBIT Margin Targets

New EBIT margin targets have been set for the Business Areas as a result of the recent development in the company and a change in the reporting method regarding spare parts. The new EBIT margin targets are: Service 12 percent, Standard Lifting 12 percent and Heavy Lifting 10 percent. Achieving these profitability levels in combination with the new target for unallocated Group costs of two percent of sales would result in a Group EBIT margin of approximately ten percent.

As of 2007, Konecranes-branded spare parts will mainly be reported in the Service Business Area instead of in both Service and Standard Lifting, as has previously been the case. This change will result in higher margins in Service and lower margins in Standard Lifting. Based on the 2006 financial figures, the EBIT margin in Service would have been approximately 1.5 percentage points higher and Standard Lifting's margin 1.5 percentage points lower according to the new reporting method. The reported 2006 quarterly figures will be restated according to the new reporting method in Konecranes 2007 first quarter interim report.

Future prospects

Konecranes strong order book and the recent acquisitions form a strong base for year 2007. Demand is expected to remain at a good level, and organic growth to continue, however, at a more moderate rate than in the previous two years. The company's target is to achieve net sales growth of approximately 15 percent compared to 2006, and to continue improving the operating margin.

Hyvinkää 13 February, 2007
KCI Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

The presented Financial information is construed according to the recognition and measurement principles of International Financial Reporting Standards (IFRS).
The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.

CONSOLIDATED STATEMENT OF INCOME - IFRS (MEUR)	1-12/2006	1-12/2005
Sales	1,482.5	970.8
Other operating income	2.0	2.2
Depreciation and impairments	-22.5	-15.6
Other operating expenses	-1,356.5	-908.1
Operating income (EBIT)	105.5	49.3
Share of result of associates and joint ventures	0.7	0.5
Financial income and expenses (1	-11.1	-15.8
Profit before taxes	95.1	34.1
Taxes	-26.5	-10.0
Net profit for the period	68.6	24.1
Earnings per share, basic EUR)	1.17	0.43
Earnings per share, diluted (EUR)	1.15	0.42

Financial income and expenses (1	1-12/2006	1-12/2005
Dividend income	0.1	0.1
Interest income from current assets	2.1	9.8
Interest expenses	-11.6	-16.6
Other financial income and expenses	-0.6	-0.8
Exchange rate differences	-1.2	-8.3
Total	-11.1	-15.8

CONSOLIDATED BALANCE SHEET - IFRS (MEUR)

ASSETS	31.12.2006	31.12.2005
Non-current assets		
Goodwill	54.0	54.8
Other intangible assets	55.0	42.2
Property, plant and equipment	67.5	60.8
Advance payments and construction in progress	9.6	8.8
Investments accounted for using the equity method	6.3	5.9
Available-for-sale investments	2.1	1.6
Long-term loans receivables	0.5	0.2
Deferred tax assets	24.6	23.3
Total non-current assets	219.6	197.6
Current assets		
Inventories		
Raw materials and semi-manufactured goods	92.7	73.6
Work in progress	103.5	74.1
Advance payments	30.4	9.2
Total inventories	226.6	157.0
Accounts receivable	324.2	223.3
Loans receivable	0.2	0.2
Other receivables	27.0	18.3
Deferred assets	76.9	83.7
Cash and cash equivalents	44.4	44.0
Total current assets	699.4	526.4
TOTAL ASSETS	919.0	724.0

EQUITY AND LIABILITIES	31.12.2006	31.12.2005
Capital and reserves attributable to the shareholders of the parent		
Share capital	30.0	29.0
Share premium account	39.0	26.5
Fair value and other reserves	3.7	-4.9
Translation differences	-5.8	-1.1
Paid in capital	0.5	0.0
Retained earnings	87.7	78.6
Net income for the period	68.6	24.1
Total Shareholders equity	223.7	152.0
Minority interests	0.1	0.1
Total equity	223.7	152.1
Liabilities		
Non-current liabilities		
Interest-bearing liabilities	120.9	27.4
Other non-current liabilities	58.7	61.6
Deferred tax liabilities	20.0	18.0
Total non-current liabilities	199.6	106.9
Provisions	28.2	20.1
Current liabilities		
Interest-bearing liabilities	52.4	151.0
Advance payments received	128.9	81.0
Progress billings	7.0	0.0
Accounts payable	113.6	83.7
Other short-term liabilities (non-interest bearing)	23.0	17.7
Accruals	142.5	111.4
Total current liabilities	467.4	444.9
Total liabilities	695.2	571.9
TOTAL EQUITY AND LIABILITIES	919.0	724.0

STATEMENT OF CHANGES IN SHAREHOLDERS` EQUITY (MEUR)

	Share Cap.	Other Restr. Cap.	Fair value Reserves	Transl. Diff.	Paid in Cap.	Retained Earnings	Min. Interest	Total Equity
Equity 31.12 2005	29.0	26.5	-4.9	-1.2	0.0	102.7	0.1	152.1
Options exercised	1.1	12.4						13.5
Dividend distribution						-15.8		-15.8
Cash flow hedge			8.6					8.6
Translation difference				-4.6				-4.6
Share based payments recognized against equity						0.8		0.8
Share issue					0.5			0.5
Net profit for the period						68.6		68.6
Equity 31.12. 2006	30.0	39.0	3.7	-5.8	0.5	156.3	0.1	223.7

CONSOLIDATED CASH FLOW STATEMENT - IFRS (MEUR)	1-12/2006	1-12/2005
Cash flow from operating activities		
Operating income	105.5	49.3
Adjustments to operating profit		
Depreciation and impairments	22.5	15.6
Profits and losses on sale of fixed assets	-0.3	-0.7
Other non-cash items	2.0	1.6
Operating income before chg in net working capital	129.7	65.8
Change in interest-free short-term receivables	-69.1	-25.8
Change in inventories	-48.2	-17.8
Change in interest-free short-term liabilities	101.9	44.2
Change in net working capital	-15.4	0.7
Cash flow from operations before financing items and taxes	114.2	66.5
Interest received	2.1	7.6
Interest paid	-11.5	-10.6
Other financial income and expenses	-1.4	-5.0
Income taxes paid	-22.1	-10.0
Financing items and taxes	-32.8	-18.1
Net cash flow from operating activities	81.4	48.4
Cash flow from investing activities		
Acquisition of Group companies, net of cash	-48.3	-30.3
Acquisition of shares in associated company	-0.2	-3.3
Investments in other shares	-0.6	-2.0
Capital expenditures	-17.1	-13.5
Proceeds from sale of other and associated company shares	0.0	2.4
Proceeds from sale of fixed assets	1.2	0.6
Dividends received	0.1	0.1
Net cash used in investing activities	-64.8	-46.1
Cash flow before financing activities	16.6	2.3
Cash flow from financing activities		
Proceeds from options exercised and share issue	14.1	4.6
Proceeds from (+), payments of (-) long-term borrowings	88.6	25.2
Proceeds from (+), payments of (-) short-term borrowings	-101.8	4.9
Proceeds from (+), payments of (-) short-term receivables	-0.2	-0.2
Dividends paid	-15.8	-14.8
Net cash used in financing activities	-15.2	19.7
Translation differences in cash	-1.0	1.3
Change of cash and cash equivalents	0.3	23.3
Cash and cash equivalents at beginning of period	44.0	20.7
Cash and cash equivalents at end of period	44.4	44.0
Change of cash and cash equivalents	0.3	23.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT REPORTING

1. BUSINESS SEGMENTS (MEUR)

Order Intake by Business Area	2006	% of 2006 total	2005	% of 2005 total
Services	433.8(1	28	364.5(1	32
Standard Lifting	612.6	39	322.1	28
Heavy Lifting	519.2	33	463.3	40
./. Internal	-92.9		-88.7	
Total	1,472.8(1	100	1,061.2(1	100

1) Excl. Service Contract Base

Order Book (2	2006	2005
Total	571.6	432.1

2) Percentage of completion deducted

Sales by Business Area	2006	% of 2006 total	2005	% of 2005 total
Services	512.6	32	406.5	39
Standard Lifting	577.8	37	318.0	30
Heavy Lifting	490.8	31	331.1	31
./. Internal	-98.8		-84.8	
Total	1,482.5	100	970.8	100

Operating Income by Business Area	2006 Operating Income	% of 2006 total sales	2005 Operating Income	% of 2005 total sales
Services	43.4	8.5	29.4	7.2
Standard Lifting	61.1	10.6	28.8	9.1
Heavy Lifting	33.6	6.8	15.2	4.6
Group costs	-31.6		-23.8	
Consolidation items	-0.9		-0.3	
Total	105.5	7.1	49.3	5.1

Personnel by Business Area (at the End of the Period)	2006	% of 2006 total	2005	% of 2005 total
Services	3,923	52	2,999	51
Standard Lifting	2,333	31	1,898	32
Heavy Lifting	1,131	15	890	15
Group Staff	162	2	136	2
Total	7,549	100	5,923	100

2. GEOGRAPHICAL SEGMENTS (MEUR)

Sales by Market	2006	% of 2006 total	2005	% of 2005 total
Nordic and Eastern Europe	252.8	17	215.1	22
EU (excl. Nordic)	462.2	31	300.5	31
Americas	512.3	35	277.7	29
Asia-Pacific	255.1	17	177.4	18
Total	1,482.5	100	970.8	100

NET INTEREST BEARING LIABILITIES (MEUR)	31.12.2006	31.12.2005
Long- and short-term interest bearing liabilities	-173.3	-178.4
Cash and cash equivalents and other interest bearing assets	45.0	44.4
Total	-128.2	-133.9

CONTINGENT LIABILITIES AND PLEDGED ASSETS (MEUR)	31.12.2006	31.12.2005
Contingent Liabilities		
For own debts		
Mortgages on land and buildings	0.7	5.9
For own commercial obligations		
Pledged assets	1.1	0.3
Guarantees	136.3	117.2
Other contingent and Financial Liabilities		
Leasing liabilities		
Next year	11.1	10.7
Later on	26.0	34.4
Other liabilities	1.0	0.7
Total	176.2	169.2

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	0.7	5.9
Pledged assets	1.1	0.3
Guarantees	136.3	117.2
Other liabilities	38.1	45.8
Total	176.2	169.2

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS (MEUR)	31.12.2006 Nominal value	31.12.2006 Fair value	31.12.2005 Nominal value	31.12.2005 Fair value
Foreign exchange forward contracts	279.7	3.0	304.0	-8.9
Electricity derivates	1.1	0.1	0.8	0.3
Total	280.8	3.1	304.8	-8.6

Derivatives are used for hedging currency and interest rate risks as well as risk of price fluctuation of electricity. Company applies hedge accounting on derivatives used to hedge cash flows in Heavy Lifting projects.

INVESTMENTS	1-12/2006	1-12/2005
Total (excl. Acquisitions)	16.3	16.0

KCI KONECRANES GROUP 2002-2006

Business development	IFRS	IFRS 2006	IFRS 2005	IFRS 2004	FAS 2003	FAS 2002
Order intake	MEUR	1,472.8	1,061.2	736.9	611.9	598.9
Order book	MEUR	571.6	432.1	298.8	211.2	206.0
Net sales	MEUR	1,482.5	970.8	728.0	664.5	713.6
of which outside Finland	MEUR	1,396.0	883.7	653.5	599.4	634.2
Export from Finland	MEUR	519.6	334.2	273.4	258.9	256.9
Personnel on average		6,859	5,087	4,369	4,423	4,396
Capital expenditure	MEUR	16.3	16.0	11.8	12.4	13.9
as a percentage of net sales	%	1.1	1.6	1.6	1.9	1.9
Research and development costs	MEUR	12.5	8.8	8.5	7.9	8.2
as % of Group net sales	%	0.8	0.9	1.2	1.2	1.1
Profitability						
Net sales	MEUR	1,482.5	970.8	728.0	664.5	713.6
Income from operations (before goodwill amortization)	MEUR	105.5	49.3	31.3	24.8	40.9
as percentage of net sales	%	7.1	5.1	4.3	3.7	5.7
Operating income	MEUR	105.5	49.3	31.3	21.5	37.6
as percentage of net sales	%	7.1	5.1	4.3	3.2	5.3
Income before extraordinary	MEUR	95.1	34.1	27.7	18.9	36.5
items as percentage of net sales	%	6.4	3.5	3.8	2.8	5.1
Income before taxes	MEUR	95.1	34.1	27.7	10.7	36.5
as percentage of net sales	%	6.4	3.5	3.8	1.6	5.1
Net income	MEUR	68.6	24.1	18.4	6.7	24.6
as percentage of net sales	%	4.6	2.5	2.5	1.0	3.4
Key figures and balance sheet						
Shareholders' equity	MEUR	223.7	152.1	137.6	163.4	173.2
Balance Sheet	MEUR	919.0	724.0	513.9	402.2	397.1
Return on equity	%	36.5	16.6	12.5	7.5	14.2
Return on capital employed	%	29.5	17.2	13.7	10.8	17.8
Current ratio		1.4	1.1	1.1	1.5	1.6
Solidity	%	28.3	23.7	29.1	42.6	45.5
Gearing	%	57.3	88.1	80.2	27.8	19.1

Shares in figures		IFRS 2006	IFRS 2005	IFRS 2004	FAS 2003	FAS 2002
Earnings per share. basic	EUR	1.17	0.43	0.33	0.22	0.42
Earnings per share. diluted	EUR	1.15	0.42	0.32	0.22	0.42
Equity per share	EUR	3.77	2.66	2.44	2.81	3.03
Cash flow per share	EUR	1.39	0.86	0.14	0.43	1.14
Dividend per share	EUR	0.45*	0.28	0.26	0.50	0.24
Dividend/earnings	%	38.5	64.3	80.2	227.3	56.2
Effective dividend yield	%	2.0	2.6	3.2	7.2	4.1
Price/earnings		19.1	24.3	24.8	31.4	13.8

Trading low / high	EUR	10.23 / 22.33	7.45/ 10.49	6.80/ 8.88	4.30/ 7.35	4.95/ 9.21
Average share price	EUR	15.04	8.94	7.70	5.62	7.19
Year-end market capitalization	MEUR	1,322.0	594.1	458.4	387.6	333.2
Number traded	(1000)	114,023	73,164	63,700	50,648	47,756
Stock turnover	%	192.3	128.1	112.9	90.2	83.4

* The Board's proposal to the AGM

CALCULATION OF KEY FIGURES

Return on equity (%) = (Income before extraordinary items - taxes) x 100 : Total equity (average during the period)

Return on capital employed = (Income before taxes + interest paid + other financing cost) x 100 : (Total amount of equity and liabilities - non-interest bearing debts (average during the period))

Current ratio = Current assets : Current liabilities

Solidity (%)= Shareholders' equity x 100 : (Total amount of equity and liabilities - advance payment received)

Gearing (%) = (Interest-bearing liabilities - liquid assets - loans receivable) x 100 : Total equity

Earnings per share = (Net income +/- extraordinary items) : Average number of shares outstanding

Earnings per share, diluted= (Net income +/- extraordinary items) : Average fully diluted number of shares outstanding

Equity per share = Shareholders' equity : Number of shares outstanding

Cash flow per share = Net cash flow from operating activities : Average number of shares outstanding

Effective dividend yield (%) = = Dividend per share x 100 : Share price at the end of financial year

Price per earnings = Share price at the end of financial year : Earnings per share

Year -end market capitalization = Number of shares outstanding multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

Note! The numbers are rounded to nearest EUR 0.1 million. The key figures are calculated from exact data.

Events on 14 February, 2007

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 p.m. Finnish Time and can be followed at www.konecranes.com.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.45 per share will be paid for the fiscal year 2006. The dividend will be paid to shareholders, who are entered in the company's share register maintained by the Finnish Central Securities Depository Ltd. on the record date for payments of dividends on March 13, 2007. The actual payment of dividend will take place on March 21, 2007.

Annual General Meeting

The Annual General Meeting 2007 will be held on Thursday, 8 March, 2007 at 11.00 a.m. at the Company's auditorium (address: Koneenkatu 8, 05830 Hyvinkää). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

The proposals for the AGM 2007 will be published on 14 February, 2007.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes Interim Report January - March 2007 will be published on 27 April, 2007 10.00 a.m..

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

CHANGE OF CHIEF FINANCIAL OFFICER IN KONECRANES

The Konecranes Group's CFO Teuvo Rintamäki has informed that he will leave his position. Mr. Rintamäki has been a member of the Group management team since it was formed after an MBO-transaction in 1994. Prior to this, he held various positions as of 1981 within KONE Corporation, and in 1988-1994 he was the Financial Director of KONE's crane division.

"I have worked in the crane industry for the past 26 years. Konecranes is currently in very good shape and its future prospects are excellent. However, both personally and for the sake of renewal in the Group, I feel that the time has come for a CFO change at Konecranes. For the moment I have no plans to seek full time employment", says Mr. Rintamäki.

"I understand and respect Mr. Rintamäki's decision, although I would have preferred to see him continue his successful career within the crane industry for many years to come. I warmly thank Mr. Rintamäki for his excellent contribution to the development of this Group", says Konecranes President and CEO Pekka Lundmark.

The search for a new CFO will start immediately and both internal and external candidates will be considered. Mr. Rintamäki has confirmed that he will continue as CFO until his successor has been appointed and introduced to the position.

Konecranes is a world-leading group of Lifting Businesses TM, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Pekka Lundmark, president and CEO, tel. +358-20 427 2000
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, 8 March 2007 at 11.00 a.m., at the Company's auditorium, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be Decided upon under Article 12 of the Articles of Association and Chapter 5 Paragraph 3 of the Companies Act

2. Proposal to amend the Articles of Association

The Board of Directors proposes to the Annual General Meeting of Shareholders, that mainly due to the new Companies Act effective as from 1 September 2006, the Articles of Association shall be amended as follows:

- The Company name is Konecranes Abp, in Finnish Konecranes Oyj and in English Konecranes Plc (1 §)
- The definition of the object of the Company's business is complemented (2 §)
- The provisions concerning the Company's minimum share capital and maximum authorized capital and the number of shares are abolished (3 § and 4 §)
- The provisions concerning the record date are abolished (5 §)
- The provisions concerning the representing of the Company are amended to correspond with the terminology of the new Companies Act (the new 6 §)
- The time of delivery of the Notice of a Shareholders' Meeting is amended. The notice is to be delivered not earlier than three (3) months before the General Meeting (the new 9 §)
- The agenda of the Annual General Meeting is amended to correspond contentually to the new Companies Act (the new 10 §)
- The provision concerning the shareholder's liability to redeem shares is abolished (13 §)
- A provision on the resolution of corporate disputes is added (the new 11 §)

3. Authorization of the Board of Directors to Repurchase the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorize the Board of Directors to resolve to repurchase the Company's own shares as follows:

No more than 6,500,000 shares may be repurchased. The Company cannot at any moment own more shares than the amount of shares, which together with shares held by its subsidiaries corresponds to 10 per cent of all the registered shares of the Company.

The minimum repurchase price of the shares is the lowest market price of the Company's share quoted in public trading during the time of the authorization and the maximum repurchase price is the highest market price quoted in public trading during the time of the authorization.

The Board of Directors resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares can be purchased in deviation from the proportioned holdings of the shareholders (directed purchase).

The Company's own shares can be purchased on the basis of the authorization only by using non-restricted equity. Hereby the repurchase will reduce the Company's distributable non-restricted equity.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 September 2008.

4. Authorization of the Board of Directors to transfer Own Shares Repurchased by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorize the Board of Directors to resolve to transfer shares repurchased by the Company as follows:

The authorization is limited to a maximum of 6,500,000 shares. The shares may be transferred in one or several tranches. The Board of Directors is authorized to resolve upon the terms and conditions of the transfer of the own shares. The Board of Directors is authorized to resolve to transfer the shares deviating from the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist. The Board can use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 7 September 2008.

5. The 2007 Stock Option Plan

The Board of Directors proposes that the key employees of the Konecranes group are granted the maximum of 3 million option rights. The option rights entitle to an aggregate of 3 million Company shares.

Option rights are divided into three series, whose subscription periods are staggered, so that the share subscription period for the option rights of the first series begins on 2 May 2009 and ends for the option rights of the last series on 30 April 2013.

The share subscription prices when exercising an option right are based on the Company share's market price, as defined in the terms of the option rights.

6. The balance sheet registration of the shares subscribed on the basis of the previous option rights

The Board of Directors further proposes that the subscription price paid for new shares that are subscribed on the basis of the Company's option rights 1997 (based on the General Meeting resolution on 4 March 1997), 1999 (based on the General Meeting resolution on 11 March 1999), 2001 (based on the General Meeting resolution on 8 March 2001) and 2003 (based on the General Meeting resolution on 6 March 2003), and are issued after the General Meeting, will be booked in its entirety to the invested non-restricted equity fund.

DOCUMENTS ON DISPLAY

The documents relating to the Annual Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at http://www.konecranes.com/agm2007.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.45 be paid on each share. Dividend will be paid to a shareholder who is registered on the record date as a shareholder in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The Board of Directors proposes that the record date for the dividend payment is 13 March 2007. The dividend will be paid on 21 March 2007.

COMPOSITION OF THE BOARD OF DIRECTORS

According to the Articles of Association, the term of office of Board members expires at the closing of the next Annual General Meeting following his/her election. The Board of Directors shall have a minimum of five (5) and maximum of eight (8) members. The term of office of all members expires annually.

The Nomination and Compensation Committee of the Board of Directors proposes to the Annual General Meeting of Shareholders that eight (8) members of the Board of Directors be elected. The Nomination and Compensation Committee proposes that the current Board of Directors be re-elected, added with one new member, i.e. Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen, Mr. Björn Savén and Mr. Stig Stendahl be re-elected as members of the Board of Directors and as a new member, the managing director of Nokian Tyres Plc Mr. Kim Gran be elected as a member of the Board of Directors. All the candidates have been presented in the press release of 14 February 2007 and on the Company's internet site www.konecranes.com. All the candidates have given their consent to the election.

ELECTION OF THE AUDITORS

According to the Articles of Association, the auditors are elected to office until further notice. The Audit Committee of the Board of Directors has handled the election of auditors and proposes that Ernst & Young Oy continues as the Company's external auditors.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on 26 February 2007 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on 26 February 2007. A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the Company of the intention to participate not later than on 5 March 2007 before 4.45 p.m. to Ms. Maija Jokinen

by e-mail: agm@konecranes.com,
by telefax: +358 20 427 2099 (from abroad), 020 427 2099 (in Finland),
by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or
by phone: + 358 040 531 7933 (from abroad), 040 531 7933 (in Finland), or
through the Internet: www.konecranes.com/agm2007.

Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on 13 February 2007

KCI Konecranes Plc
The Board of Directors

Annex 1: Articles of Association of Konecranes Plc

1 § Company's name and domicile

The Company's name is Konecranes Abp.
The Company's name in Finnish is Konecranes Oyj, and in English Konecranes Plc.
The Company's place of business is Hyvinge (In Finnish Hyvinkää, Translator's note).

2 § The object of Company's business

The object of the Company's business is to purchase, sell, import, export, design, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. The company also engages in factory maintenance and other maintenance services. For these purposes, the Company may own, let and rent real estate, own securities and trade in securities and real estate. The business operations may be carried out directly by the Company itself, or by its subsidiaries, affiliate companies and joint ventures. As parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other common corporate functions, and own and license industrial property rights.

3 § Book Entry Securities System

The shares in the Company fall under the Book Entry Securities System.

4 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The Board members' term of office expires at the closing of the following Annual General Meeting following their election. The Board of Directors elects a Chairman from among its members to serve the Board until the end of its term.
The Managing Director may be an ordinary member of the Board of Directors but may not be elected as Chairman of the Board of Directors.

5 § Managing Director and his deputy

The Company has a Managing Director, who is nominated by the Board of Directors.

The Board of Directors may nominate a deputy for the Managing Director and Assistant Managing Directors.

6 § Representing the company

All members of the Board of Directors together, or the Managing Director alone, are authorized to represent the Company.
The Board of Directors decides on authorizing persons to sign for the Company per procuram, so that two persons thus authorized represent the Company two together.

7 § Financial year

The financial year of the Company begins on the 1st of January and ends on the 31st of December.

8 § Auditors

The Company has at least one (1) ordinary auditor, who is chartered by the Central Chamber of Commerce, and his deputy auditor, or alternatively at least one (1) firm of auditors chartered by the Central Chamber of Commerce. The auditors are elected to office until further notice.

9 § Notice of a Shareholders' Meeting

The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by means of publishing a notice in two (2) national newspapers chosen by the Board, not earlier than three (3) months and not later than seventeen (17) days before the General Meeting.
In order to be entitled to attend a General Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of General Meeting. The last date for giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday or other public holiday.
The Annual General Meeting may be held at the Company's domicile, or alternatively in Helsinki.

10 § Annual General Meeting (Ordinary Shareholders' Meeting)

The Annual General Meeting shall be held on a day set by the Board of Directors not later than six months after the end of the financial year.
The agenda of the Annual General Meeting shall include
The presentation of
1. the financial statement, as well as the consolidated financial statement of the group;
2. the auditors' report;
resolutions concerning:
3. the adoption of the financial statement and the consolidated financial statement of the group;
4. the measures deemed appropriate regarding the profit or other non-restricted eq-uity reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors;
8. the number of members of the Board of Directors, and when necessary their term of office, and when necessary the number of auditors;
the election of
9. the members of the Board of Directors;
10. when necessary an auditor or auditors and a possible deputy auditor;
dealing with
11. any other matters included in the Notice of Meeting.

11 § Dispute resolution

Any dispute arising between the company, a shareholder, the Board of directors or its member, managing director and/or auditor shall be finally settled by arbitration in ac-cordance with the Arbitration Rules of the Finnish Central

Chamber of Commerce. The place of arbitration shall be Helsinki, and the arbitration proceedings shall be con-ducted in the Finnish or Swedish language, unless a party demands the arbitration proceedings to be conducted in the English language.

Annex 2: The Option Righst of KCI Konecranes Plc 2007

I Terms and Conditions of the Option Rights

1. The number of the option rights

A maximum of 3.000.000 option rights shall be issued entitling to subscribe a total of 3.000.000 new or existing own shares in KCI Konecranes Plc ("Konecranes" or the "Company"). The Board shall decide on whether new or existing own shares of the Company shall be issued to the subscriber.

An option right that has expired in accordance with Section I.6 or otherwise shall not be regarded as an issued option right when calculating the total amount of option rights under the terms hereunder.

2. The option rights and the meaning of the option program

Of the option rights, 1.000.000 shall be denominated as 2007A, 1.000.000 as 2007B and 1.000.000 as 2007C.

The purpose of the option rights is to provide an incentive to the key personnel and increase their commitment to the Company. There is thus a weighty financial reason for issuing the option rights.

The subscription price of shares is determined by the Board so as to best accomplish the purpose of issuing the option rights.

3. Allocation and acceptance of the option rights

The option rights shall be granted free of charge to the key personnel of the Konecranes group. The Board decides upon the allocation of the option rights.

The Board may decide upon the allocation of series 2007A option rights until 31 December 2007, of the allocation of series 2007B option rights between 1 January 2008 and 31 December 2008 and of the allocation of series 2007C option rights between 1 January 2009 and 31 December 2009.

In addition, the Board has the right to decide upon the allocation of an expired or a returned option right to another key personnel in the Konecranes group also after previously mentioned periods, however, not after the commencement of the subscription period of shares for the relevant option right series and in no event later than 30 April 2011.

The Company shall notify the persons about to receive the option rights by a written notice. The recipient of the option rights shall confirm the receipt of the option rights as well as his or her commitment to comply with these provisions by signing and returning the notification to the Company. By returning the notification to the Company the recipient of the option rights authorizes the Board to decide on transferring the option rights to the book-entry system maintained by the Finnish Central Securities Depository (FCSD) whereupon the option rights will be registered on the book entry account informed by the recipient in the notification.

The recipient shall have a valid book-entry account in an account-management institution set out in the rules of the FCSD at the latest when returning aforesaid notification to the Company.

4. Option certificates and transfer to the book-entry system

The Board may decide that option certificates be issued for the option rights, with the Company holding such certificates on behalf of the option right holder until such time that the holder of the option rights assigns the option rights in accordance with the terms hereunder. The option right holder has no right to require that option certificates be issued. The option certificates shall not be issued if the option rights are transferred to the book-entry system.

The Board may decide to transfer the option rights to the book-entry system.

The Company shall notify the option rights holder in writing about the transfer of the option rights to the book-entry system before registering the option rights on the holder's book-entry account.

5. Assignment of the option rights

The option rights are assignable to a third party only as decided by the Board to facilitate the subscription of shares. Regardless of the above the Board may, however, authorize the assignment of the option rights through other means. The option right holder shall inform the Company in all situations of the assignment of the option rights without delay and at the latest within five working days of the assignment.

The option rights can neither be pledged nor can other restricted property rights be created on them without the Board's consent.

6. The lapse of the option rights and measures in case of death

Should the option right holder's employment or service with the Konecranes group terminate for other reason than death or by statutory contractual retirement, that option right holder's option rights, for which the subscription period as set out in section II.2 has not commenced on the date of termination, shall lapse. In deviation from the above the Board may, however, decide that the option right holder can retain the rights wholly or partly despite the fact that the employment or service contract has been terminated.

The Company may decide that the option rights which have not been assigned or used for subscription of shares shall lapse without compensation, if the option right holder acts against the terms hereof or the Board's instructions issued on the basis of these terms or in breach of the applicable law or authority regulations.

If the option right holder has forfeited the option rights the Company shall notify that person in writing. The absence of any notification shall not, however, affect the lapsing of the option right. If the option rights have been entered on the book-entry system the Company shall apply for and have said option rights transferred from the holder's book-entry account to the book-entry account of the Company's choice without the right holder's consent. In addition, the Company may register restrictions on the assignability and other restrictions regarding the option rights on the option right holder's book-entry account without his or her consent.

In case of death of the option right holder the rights will transfer to the deceased's successors who may use the option rights in accordance with these terms. When using the option rights or upon the Company's request otherwise the successors shall submit evidence about their right to the option rights. The Company may refuse to accept the subscription based on said option rights until the Company is provided with sufficient evidence regarding the successors' rights.

II Terms of Share Subscription

1. Right to subscribe shares

Each option right shall give its holder the right to subscribe one (1) new or existing own share in Konecranes. The maximum increase in the number of shares in Konecranes shall be 3.000.000 new shares. The subscription price of shares shall be registered in its entirety in the invested unrestricted equity fund.

2. Subscription and payment of shares

The subscription period for shares is:

for 2007A option rights: 2 May 2009 - 30 April 2011,
for 2007B option rights: 2 May 2010 - 30 April 2012, and
for 2007C option rights: 2 May 2011 - 30 April 2013.

The subscription of the shares shall take place at the headquarters of the Company by means of subscription on a subscription list or by other means announced by the Board. The Board decides on the acceptance of subscriptions pursuant to the terms hereunder. When subscribing the subscriber shall provide the Company with the subscriber's book-entry account number and present the option certificate based on which the subscription shall take place, if any, to the Company, or, if the option rights are registered in the book-entry system, the subscribed option right shall be removed from the subscriber's book-entry account. The shares shall be paid upon subscription to the bank account designated by the Company. The Company resolves on all measures relating to the subscription of shares.

3. Subscription price of shares

The subscription price of shares is for all option rights the volume-weighted average price of the Konecranes share in the Helsinki Stock Exchange between 1 April - 30 April, 2007.

The Board may decide to increase the subscription price of the shares from the above for the option rights series 2007B and 2007C before such option rights are allocated to the option right holders.

4. Registration of shares on book-entry account

Subscribed and fully paid shares shall be entered into the book-entry account of the subscriber.

5. Shareholders' rights

The shareholder's rights pertaining to the new shares shall commence on the date when the new shares are registered with the Trade Register. If the Company assigns its own shares the rights related to those shall transfer to the shareholder at the time of assignment.

6. Issues of shares, option rights and other special rights to shares prior to the subscription

Should the Company, prior to the subscription of shares, issue shares otherwise than under these terms or issue option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act, these terms of the option rights shall be amended through modifying the number of shares to be subscribed, the subscription price or both so that the financial position of the option right holder shall remain as unchanged as possible. The issue of shares, option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act to the management or to the employees of the Company shall have no effect on these terms.

7. Rights in certain specific situations

After the period for determining the subscription price has commenced and before the subscription of the share the Board has a right to decide that the subscription price of a share subscribed on the basis of the option rights be reduced with the amount that (i) has been distributed to shareholders as an exceptional dividend deviating from usual dividend distributions, (ii) has been distributed to shareholders based on their shareholding as distribution of other unrestricted equity, (iii) has been distributed to the shareholders on the basis of acquisition of own shares at a price in excess of market price, or (iv) has been distributed to the shareholders based on their shareholding as a consequence of reducing the share capital, share premium fund, reserve fund or other comparable fund. Other distributions of assets shall not result in changes to the terms of the option rights.

The Company may before subscription of the shares acquire option rights from the option right holders. The acquisition of option rights or other special rights to shares pursuant to Chapter 10 of the Companies Act shall not result in changes to the terms of the option rights.

Should the Company be set into liquidation the option holders shall be reserved an opportunity to use their subscription right within a time stipulated by the Board or by the liquidator. After such time period no subscription right shall exist.

Should the Company decide to merge into another existing company or into a company to be formed in a combination merger or if the Company resolves to be demerged in a complete demerger, the Company shall offer to the option right holder, within a time period set by the Board, a right to subscribe shares before the merger or demerger takes place. After said time limit the option right holder has no further subscription right unless the merger or the division lapses. Alternatively, the Board may grant the option right holders the right to exchange the option rights to option rights issued by the other company on the terms set out in the merger or demerger plan or as otherwise stipulated by the Board. The option right holder may also be given a right to demand redemption of the option rights at the fair market price before the merger or demerger. In addition to the right granted by the Board pursuant to the above, no other right shall exist for the option rights holder.

The Board may in a merger or demerger in which the Company is a receiving party as well as in a partial demerger grant to the option rights holder, within a time period set by the Board, a right to subscribe for shares before the merger or demerger takes place. After said time limit the option right holder has no further subscription right unless the merger or the demerger lapses. The above stipulations also apply in a situation where the Company is registered as a

European Company (Societas Europae) in another member state of the European Economic Area or where the Company transfers its domicile to another member state.

In addition to the above, in any merger or demerger the option rights holders may be granted merger or demerger consideration pursuant to the merger or demerger plan.

Should anyone make a public offer for all the shares, option rights or other special rights issued by the Company or should a shareholder be obliged to make a tender offer for said instruments pursuant to the Company's Articles of Association or the Securities Market Act, or should some of the shareholders under the Companies Act be entitled or obliged to redeem the shares of the other shareholders pursuant to the Companies Act, the option rights holder may, irrespective of Section I.5, assign all the option rights held by him or her to the offeror or the party obliged or entitled to redemption. Should any shareholder pursuant to the Companies Act have a right to redeem all the shares of the Company's other shareholders, the option right holder shall have an obligation corresponding to the shareholders to assign the option rights to the shareholder using his redemption right. The Board may in any aforementioned situation grant to the option rights holder a right to use the subscription right within a time period set by the Board. After such time, the option right holder has no further subscription right.

III Other Issues

This option program shall be governed by Finnish law. Any dispute relating to the option rights shall be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

The receipt of option rights does not constitute a term or condition of the option right holders employment or service contract and the option rights do not form a part of the option right holders salary or benefit of any kind. During his or her employment or thereafter, the option right holder will not be entitled to compensation on any grounds from any company belonging to the Konecranes group in respect of the option rights.

The Board of the Company may decide on technical alterations to these terms including modifications and the specification of the terms not regarded as essential. The Board shall decide on all other matters relating to these option rights and may submit specific instructions concerning the interpretation of these terms.

The Company may send all announcements regarding this option program by mail or by e-mail.

The Company may maintain a register of the option right holders to which the option right holder's name, the number of the option rights classified by series, the address and e-mail address of the option right holder and the number of the right holder's book-entry account are recorded. The option right holder shall immediately inform the Company of the changes in these particulars. The Company may rely on the correctness of the information given by the option right holder for this register. This register is not public.

The option right documents shall be available for inspection at the Headquarters of Konecranes.

These provisions are drafted in Finnish, Swedish and English. In the event of any dispute between the Finnish, Swedish or English provisions, the provisions in Swedish shall prevail.

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358 20 427 2011

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

CORRECTION TO KONECRANES FULL YEAR RESULTS 2006 RELEASE, 14 FEBRUARY AT 10.00 A.M.

Konecranes corrects an error in the table presenting "The Fourth Quarter operating income and margin by Business Area". The correct number for the 'Elimination of internal profit' during the period Q4/2006 is +1.0 MEUR (not -1.0 MEUR.)

Konecranes is a world-leading group of Lifting Businesses TM, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 20 February, 2007 11.00 a.m.

INCREASE IN KONECRANES' SHARE CAPITAL REGISTERED

The 67 600 new Konecranes shares subscribed for with the B series option rights under KCI Konecranes' 2003 stock option plan have been recorded in the Trade Register on 20 February, 2007.

Following these subscriptions Konecranes' share capital increased by EUR 33 800 totalling EUR 30 072 660. The number of shares increased to 60 145 320 shares.

Trading in with the new shares will start on or about 21 February, 2007.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END